UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.___)*

Under the Securities Exchange Act of 1934

Mercer International Inc.
(Name of Issuer)

Common Stock, par value $1.00
(Title of Class of Securities)

588056101
(CUSIP Number)

Peter R. Kellogg
48 Wall Street
30th floor
New York, NY  10005
(212) 389-5841
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101	Page 2 of 9

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons Peter R. Kellogg
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 12,183,344
	8	Shared Voting Power 100,000
	9	Sole Dispositive Power 12,183,344
	10	Shared Dispositive Power 100,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 12,283,344
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).	☐
13	Percent of Class Represented by Amount in Ro (11): 29.47%
14	Type of Reporting Person (see instructions): IN, HC

CUSIP No. 588056101	Page 3 of 9

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons IAT Reinsurance Company Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 12,025,782
	8	Shared Voting Power none
	9	Sole Dispositive Power 12,025,782
	10	Shared Dispositive Power none
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 12,025,782
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).	☐
13	Percent of Class Represented by Amount in Ro (11): 28.85%
14	Type of Reporting Person (see instructions): CO

CUSIP No. 588056101	Page 4 of 9

ITEM 1.	SECURITY AND ISSUER:

This statement on Schedule 13D relates to shares of common stock, $1.00 par value per share (the “Shares”), of Mercer International Inc., a Washington corporation (“Mercer”).  The principal executive offices of Mercer are located at 650 West Georgia Street, Suite 2840, Vancouver, British Columbia, Canada, V6B 4N8.

ITEM 2.	IDENTITY AND BACKGROUND:

(a)  This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd., a Bermuda limited liability company (“IAT”).  Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT.  A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

(b)  The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor, New York, NY 10005.

(c), (f)  Mr. Kellogg is an American citizen and a private investor.  IAT is a reinsurance company incorporated in Bermuda.

(d)-(e)  During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The source of funds for the purchases of the Shares was derived from the working capital of IAT and its wholly-owned subsidiaries, the funds of the foundation administered by Mr. Kellogg, and the funds of the companies controlled by Mr. Kellogg.

ITEM 4.	PURPOSE OF TRANSACTION:

The Shares were acquired for investment purposes in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of Mercer.  Mr. Kellogg and IAT believe that the Shares represented an attractive investment opportunity.  Mr. Kellogg and IAT review their holdings of Mercer on an ongoing basis and, depending on such review and on various factors, including, without limitation, the price of the Shares, stock market conditions, the financial position and strategic direction of Mercer, and general economic and industry conditions, Mr. Kellogg and IAT may in the future take such actions with respect to their investment in Mercer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares.  In addition, Mr. Kellogg and IAT may, alone or with others, pursue discussions with Mercer, other stockholders and third parties with regard to their investment in Mercer and/or otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.

CUSIP No. 588056101	Page 5 of 9

Except as set forth herein, neither Mr. Kellogg nor IAT have any plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a)  As of the close of business on March 24, 2010, the reporting persons beneficially owned an aggregate of 12,283,344 Shares, constituting approximately 29.47% of the Shares outstanding.

(b)  This statement relates to 6,798,509 Shares held by IAT and its wholly-owned subsidiaries, 157,562 Shares held by companies, partnerships and foundations which are controlled by Mr. Kellogg, 100,000 shares held by Mr. Kellogg’s wife, Cynthia, and 5,227,273 Shares issuable upon conversion of $17,250,000 of 8.5% convertible senior subordinated notes due 2012 (the “2012 Notes”) held by IAT and its subsidiaries.  The 2012 Notes are convertible into Shares at any time prior to the maturity date of January 15, 2012 at a conversion price of $3.30 per share, subject to certain adjustments.  Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT and its subsidiaries.  By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares.  Mr. Kellogg disclaims beneficial ownership of the shares owned by his wife, by IAT and its subsidiaries and by the foundation controlled by Mr. Kellogg.  This statement should not be deemed to be an admission that Mr. Kellogg is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)  Below is a list of all transactions in Shares effected by the reporting persons since December 31, 2007, which was the date of the last Schedule 13G filing made by the reporting persons.  All of the transactions in the Shares set forth below were made by IAT and its wholly-owned subsidiaries.  All of the Share transactions during this period were purchases.  Unless otherwise indicated, all transactions were open market transactions.

Forms 4 were filed by the reporting persons with the SEC to reflect all of these transactions.  Unfortunately, due to administrative error, only the Form 4 filings were made with the SEC and became public.  This Schedule 13D is being filed to amend and bring current all disclosure required of the reporting persons by Schedule 13D and relevant SEC rules.  Specifically, Rule 13d-1(f) required a Schedule 13D to be filed regarding the purchase on August 8, 2008, and Rule 13d-2(a) required amendments to Schedule 13D be filed following the purchases on October 31, 2008 and January 26, 2010.

CUSIP No. 588056101	Page 6 of 9

Date of Transaction	Number of Shares Purchased	Price per Share
4/22/08	100,000	$6.7300
4/24/08	87,977	$6.8600
4/25/08	71,723	$7.0730
4/28/08	90,300	$6.9900
5/7/08	117,219	$7.2169
5/8/08	132,781	$7.4036
5/14/08	132,808	$7.9700
5/15/08	15,792	$7.9600
7/31/08	100,000	$6.0800
8/1/08	59,200	$6.3667
8/4/08	40,182	$6.2758
8/5/08	618	$6.2700
8/8/08	100,000	$6.1400
8/11/08	70,000	$6.4422
8/12/08	30,000	$6.5000
8/14/08	200,000	$6.5000
9/25/08	65,600	$3.9800
9/26/08	74,300	$4.0100
9/29/08	10,100	$4.0600
10/31/08	100,000	$2.3190
1/22/10	84,994	$3.2307
1/25/10	165,006	$3.3729
2/10/10	100,000	$3.2439
3/15/10	10,100	$5.4911
3/16/10	89,900	$5.7267

In addition, on October 31, 2008, IAT purchased an additional $4,500,000 of Mercer’s 8.5% convertible senior subordinated notes due 2010 (the “2010 Notes”).  The 2010 Notes were convertible into Shares at any time prior to the maturity date of October 15, 2010 at a conversion price of $7.75 per share.  Therefore, this purchase of 2010 Notes on October 31, 2008 increased the reporting persons’ beneficial ownership by 580,645 Shares and resulted in the reporting persons beneficially owning approximately 22.8% of the outstanding Shares.

On January 26, 2010, Mercer consummated an exchange offer pursuant to which certain holders of the 2010 Notes exchanged their 2010 Notes for an equal amount of Mercer’s new 2012 Notes.  The 2012 Notes are convertible into Shares at the lower conversion price of $3.30 per Share at any time prior to the maturity date of January 15, 2012.  As a result of this exchange offer (and as a result of the lower conversion prices of the 2012 Notes), the reporting persons relinquished the 2,225,806 Shares issuable upon conversion of the 2010 Notes and acquired beneficial ownership of the 5,227,273 Shares issuable upon conversion of the 2012 Notes.  This exchange increased the reporting persons’ beneficial ownership from 23.5% to 29.0% of the outstanding Shares.

CUSIP No. 588056101	Page 7 of 9

(d)  The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e)  Not Applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except for IAT’s participation in the exchange offer consummated on January 26, 2010 as described in Item 5(c) above, and except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Mercer, including, but not limited to, transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A --	Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. to file this statement jointly on behalf of each of them.

Exhibit B --
Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg.  Incorporated by reference from a Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on April 5, 2007.

CUSIP No. 588056101	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	March 25, 2010 New York, New York		/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

IAT REINSURANCE COMPANY LTD.

Dated:	March 25, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO